UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Orbital ATK, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-10582 (Commission File Number)	41-1672694 (I.R.S. Employer Identification No.)
45101 Warp Drive
Dulles, Virginia		20166
(Address of principal executive offices)		(Zip Code)

James S. Black
(703) 406-5505
(Name and telephone number, including area code, of the person to contact in connection with this report)

    Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
 ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

The Conflict Minerals Report (“CMR”) of Orbital ATK, Inc. for the year ended December 31, 2014 is filed herewith as Exhibit 1.01 hereto and is publicly available at: www.orbitalatk.com/investors.

Through our Reasonable Country of Origin Inquiry described in our CMR, some suppliers disclosed to us that scrap/recycled sources of 3TG were identified in their supply chains and did not require due diligence. This determination is included in the CMR filed herewith and posted on our website.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL ATK, INC.

	By:	/s/ Garrett E. Pierce
	Name:	Garrett E. Pierce
	Title:	Chief Financial Officer

Date: June 1, 2015

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